United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                 Schedule 13G/A
                    Under the Securities Exchange Act of 1934


                                AMR Corporation
                            -----------------------
                                 Name of Issuer

                         Common Stock, $1.00 par value
                      -----------------------------------
                          Title of Class of Securities:

                                    001765866
                            -----------------------
                                 CUSIP Number:

    Date of Event Which Requires Filing of this Statement: December 15, 2006

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed: [ ] Rule 13d-1(b)
                   [X] Rule 13d-1(c)
                   [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.: 001765866

1. NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only):

FL Group hf. (Icelandic Limited Liability Company)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     [N/A]
                                                        A. [ ]
                                                        B. [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION:    Iceland

Number of shares beneficially owned by each reporting person with:

          5. SOLE VOTING POWER:                                       12,864,000

          6. SHARED VOTING POWER:                                              0

          7. SOLE DISPOSITIVE POWER:                                  12,864,000

          8. SHARED DISPOSITIVE POWER:                                         0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     12,864,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                        6.0%

12.  TYPE OF REPORTING PERSON

IV (unregistered)


_______
* Percentage is based on 214,415,972 shares of common stock of Issuer outstanding on October 13, 2006, as reported in the Issuer's Quarterly Report on Form 10-Q filed on October 20, 2006.


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

The Reporting Person is filing this amendment to its statement on Schedule 13G pursuant to Rule 13d-2(b) to report the number of shares of the common stock of Issuer which the Reporting Person owned as of December 31, 2006.

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Item 1(a) - Name of Issuer:  AMR Corporation

Item 1(b) - Address of Issuer's Principal Executive Offices:

4333 Amon Carter Bouvard
Fort Worth, TX 76155, USA

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Item 2

(a) - Name of Person Filing: FL Group hf.

(b) - Address of Principal Business Office or, if none, residence:

        Sudurlandsbraut 12
        108 Reykjavik
        Iceland

(c) - Citizenship:  Icelandic

(d) - Title of Class of Securities:  Common Stock, $1.00 par value

(e) - CUSIP Number: 001765866

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Item 3 - Type of Filing:

Not applicable

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Item 4 - Ownership:

(a)     Amount Beneficially Owned: 12,864,000 shares

(b)     Percent of Class:  6.0%

_______
* Percentage is based on 214,415,972 shares of common stock of Issuer outstanding on October 13, 2006, as reported in the Issuer's Quarterly Report on Form 10-Q filed on October 20, 2006.

(c)     Number of shares as to which such person has:

    (i)   Sole power to vote or direct to vote: 12,864,000

    (ii)  Shared power to vote or direct to vote: 0

    (iii) Sole power to dispose of or to direct the disposition of:  12,864,000

    (iv)  Shared power to dispose or to direct the disposition of: 0

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Item 5 - Ownership of Five Percent or Less of a Class:

Not applicable

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

Item 6 - Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable

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Item 7 - Identification and Classification of the Subsidiary Which
Acquired The Security Being Reported on by the Parent Holding Company:

Not applicable

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Item 8 - Identification and Classification of Members of Group:

Not applicable

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Item 9 - Notice of Dissolution of Group:

Not applicable

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Item 10 - Certification:

By signing below I certify than, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007

FL Group hf.

By: /s/ Hannes Smarason
    -----------------------
    Name:   Hannes Smarason
    Title:  Chief Executive Officer